SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-C
                REPORT BY ISSUER OF SECURITIES QUOTED ON NASDAQ
                          INTERDEALER QUOTATION SYSTEM

                  Filed pursuant to Section 13 or 15(d) of the
                 Securities Exchange Act of 1934 and Rule 13a-17
                              or 15d-17 thereunder

                              CELGENE CORPORATION
                 (Exact name of issuer as specified in charter)

                     7 POWDER HORN DRIVE, WARREN, NJ 07059
                    (Address of principal executive offices)

Issuer's telephone number, including area code: (908) 271-1001

I.  CHANGE IN NUMBER OF SHARES OUTSTANDING
    Indicate any change (increase or decrease) of five percent or more in the number of shares outstanding:

1.  Title of security:  Common Stock, par value $.01 per share
2.  Number of shares outstanding before the change:  7,862,689
3.  Number of shares outstanding after the change:  8,261,216
4.  Effective date of change:   October 13, 1995.
5.  Method of change:     Issuance of convertible debentures and
    conversion thereof into shares of common stock.

Give brief description of transaction: On August 3, 1995, Celgene Corporation sold, in a private placement, an aggregate principal amount of $12 million of 8% Convertible Debentures due July 31, 1997, convertible into common stock at a variable conversion price not higher than $8.00 per share. Through October 13, 1995, 398,527 shares of common stock had been issued as a result of conversions of the convertible debentures.

II. CHANGE IN NAME OF ISSUER [Not Applicable]

1.  Name prior to change _______________________________________
2.  Name after change __________________________________________
3.  Effective date of character amendment changing name ________
4.  Date of shareholder approval of change, if required ________


                              CELGENE CORPORATION


                                                        /s/ ROBERT EASTTY
Date: October 18, 1995                               By:____________________
                                                        Robert Eastty
                                                        Controller and
                                                        Assistant Secretary